SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	6

Exhibit 99.1 — Press Release of iSoftStone Holdings Limited dated September 4, 2012
Exhibit 99.2† — Investment Agreement dated September 4, 2012 (Translated from Mandarin)
Exhibit 99.3 — Investor Presentation of iSoftStone Holdings Limited dated September 4, 2012

†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Commission.

1. Entry into a Material Definitive Agreement

On September 4, 2012, iSoftStone Holdings Limited, a Cayman company (the “Company”) and its wholly owned, main operating subsidiary, iSoftStone Information Technology (Group) Co., Ltd., a PRC company (“iSoftStone WFOE”), entered into an investment agreement (the “Investment Agreement”) with Huawei Technologies Co., Ltd., a PRC company (“Huawei”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, iSoftStone WFOE will form a joint venture (the “JV”) with Huawei in China, with a term of 50 year term (subject to extension upon expiration and early termination upon the occurrence of certain events).

The JV will provide a broad range of IT services to technology and communications clients focusing on telecommunications carriers, telecommunications equipment manufacturers, e-commerce and internet companies, and makers of computer software, semiconductors, and computer peripherals.

Pursuant to the Investment Agreement, iSoftStone WFOE and Huawei will each own 75% and 25% of the equity interests of the JV, respectively, with each contributing registered capital in cash of RMB75 million and RMB25 million, respectively.

Huawei agrees to purchase services from the JV totaling at least RMB 650 million in 2013, RMB 950 million in 2014, and RMB 1.2 billion in 2015, with good-faith discussions about additional business volumes for the years thereafter. If the JV fails to meet Huawei’s requirements in terms of service quality, delivery schedule or comprehensive costs, Huawei may adjust the business volumes granted by it to the JV. Huawei also agrees to provide the JV with certain supportive policies with respect to annual billing rate increase, gross margin, and shortening of payment cycle.

The Company agrees to contribute all its existing Huawei business and selected non-Huawei technology and communications business (including all personnel and intangible assets related thereto) to the JV. Certain specific clients agreed to between the parties and the product distribution and system integration services provided by the Company to international IT product vendors in connection with such vendors’ supplies to non-technology and communications clients will not be contributed to the JV. In addition, no U.S. business of the Company or its subsidiaries (including iSoftStone WFOE) is being contributed to the JV. The Company has agreed that the JV’s non-Huawei client business revenues will be at least equal to the JV’s Huawei-related revenues by the end of 2015 and for each year thereafter, failing which Huawei may pro rata reduce the business volumes granted by it to the JV.

For the first three years of the JV, the JV is not expected to pay dividends. iSoftStone WFOE is entitled to 100% of the JV’s profit in 2013 and 75% of the JV’s profit thereafter, except that iSoftStone WFOE’s profit sharing in 2014 may be adjusted upward if Huawei’s actual service purchases from the JV in 2013 is less than 90% of its minimum business commitment to the JV in the same year.

iSoftStone WFOE will select three of the JV’s five directors while Huawei will select the other two. iSoftStone WFOE will nominate the JV’s chief executive officer, chief operating officer, chief financial officer, chief human resources officer and general manager for the JV’s Huawei related business, while Huawei will nominate the deputy general manager, chief quality officer and deputy human resources director for the JV’s Huawei related business and the JV’s financial controller. Compensation for these officers will be separately agreed on by iSoftStone WFOE and Huawei. The non-management personnel contributed by Huawei to the JV will be no more than 20 persons.

The JV is expected to be operational on January 1, 2013, subject to certain closing conditions, including the contribution by the Company of certain of its technology and communications business to the JV as described below, the execution of a mutually agreed upon transition service agreement between iSoftStone WFOE and the JV (which agreement will deal with the division and sharing of management functions and sharing of facilities, assets and costs between the Company, its other subsidiaries, and the JV), the delivery of special audit reports by the Company with respect to the business contributed to the JV, and the obtaining of required governmental consents. If the transaction does not close due to a breach by iSoftStone WFOE, iSoftStone WFOE is obligated to compensate Huawei for its losses including liquidated damages of RMB5 million.

Huawei will have customary veto rights with respect to operations of the JV, including veto rights over any change in business scope, increase or decrease of registered capital, material acquisitions, borrowings over a certain threshold, liquidation of the JV, and amendment of the JV’s articles of association.

iSoftStone WFOE and Huawei are subject to certain equity transfer restrictions. During the four years following the JV’s establishment, neither iSoftStone WFOE nor Huawei may transfer its interest in the JV without written consent of the other party. Thereafter, one party may transfer its interest in the JV to a third party subject to certain restrictions prohibiting a transfer to a designated competitor of the other party and the other party’s right of first refusal on any proposed transfer. In a sale by iSoftStone WFOE that results in iSoftStone WFOE owning less than 51% equity interest in the JV, Huawei has a tag-along right.

The JV may be terminated prior to the expiration of its term (i) by the non-breaching party if the other party materially breaches the Investment Agreement and such breach is not cured within two months after receiving notice of such breach, (ii) if the JV is bankrupt, or becomes the target of any liquidation or dissolution process, or ceases its operation, or is unable to pay its debt when they fall due, or (iii) by the non-breaching party if the other party’s transfer of its interest in the JV violates the Investment Agreement. If (x) the JV is terminated and such termination is not due to Huawei’s breach or (y) the revenue of the JV’s non-Huawei client business is less than 50% of iSoftStone WFOE’s commitment in 2015 due to iSoftStone WFOE’s intentional misconduct or gross negligence, Huawei has the right to require iSoftStone WFOE to purchase its equity interest in the JV at fair market value determined by a mutually agreed appraiser. If (a) the JV is terminated due to Huawei’s breach or (b) Huawei purchases from the JV less than 50% of its minimum commitment in 2015 due to its intentional misconduct or gross negligence, iSoftStone WFOE has the right to require Huawei to sell its equity interest in the JV to iSoftStone WFOE at fair market value determined by a mutually agreed appraiser.

The Company and the JV are subject to certain non-compete obligations in favor of Huawei including restrictions on conducting the business contributed to the JV or forming a JV or other cooperative arrangements with a designated Huawei competitor.

The foregoing description of certain terms of the Investment Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the Investment Agreement, an English translation of which is furnished as Exhibit 99.2 to this Form 6-K and the terms of which are incorporated herein by reference.

The Investment Agreement is included solely to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, iSoftStone WFOE or the JV. The representations, warranties and covenants contained in the Investment Agreement were made only for purposes of the Investment Agreement and as of specific dates; were solely for the benefit of the parties to the Investment Agreement; may be subject to limitations agreed upon by the contracting parties in connection with negotiating the terms of the Investment Agreement; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, iSoftStone WFOE or the JV or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Investment Agreement, which subsequent information may or may not be fully reflected in public disclosures.

2. Regulation FD Disclosure.

On September 4, 2012, the Company issued a press release announcing that it had entered into the Investment Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K and incorporated herein by reference.

The Company will host a conference call on September 4, 2012 to discuss certain financial and other information relating to the JV. A copy of the investor presentation prepared by the Company for use during the conference call is furnished as Exhibit 99.3 to this Form 6-K and incorporated herein by reference.

As provided in General Instruction B of Form 6-K, the information in this section and Exhibits 99.1, 99.2 and 99.3 incorporated herein shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: September 4, 2012

EXHIBIT INDEX

Exhibit No.	Document

99.1	Press Release of iSoftStone Holdings Limited dated September 4, 2012.

99.2†	Investment Agreement among iSoftStone Holdings Limited, iSoftStone Information Technology (Group) Co., Ltd. and Huawei Technologies Co., Ltd. dated September 4, 2012. (Translated from Mandarin)

99.3	Investor Presentation of iSoftStone Holdings Limited dated September 4, 2012

†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Commission.